Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM

Notice is given that the Annual General Meeting of shareholders of Parnell Pharmaceuticals Holdings Ltd (Company) will be held on:

Tuesday 21 April 2015 at 3:00 p.m. (Central Standard Time) and Wednesday 22 April 2015 at 6:00 a.m. (Australian Eastern Standard Time).

Meeting to be held by teleconference (Dial-in details below):

United States	1866 3005 202
Australia	1800 200 232
New Zealand	0800 1702 23
Switzerland	0800 5618 73
Netherlands	0800 0235 165
United Kingdom	0800 9170 557
Hong Kong	800 9687 88

Participant Code: 802546

24 March 2015

Dear Shareholder,

On behalf of the Board of Directors of Parnell Pharmaceuticals Holdings Limited (Company), I invite you to join us at our Annual General Meeting (AGM), which has been scheduled as follows:

Date:	21 April 2015 (CST), 22 April 2015 (AEST)
Time:	3:00 p.m. (CST), 6:00 a.m. (AEST)
Venue:	Held by telephone conference (dial-in details above) or by physical attendance at:
7015 College Boulevard, Level 6, Overland Park, Kansas

As previously announced, on 8 December 2014 the Board resolved to change the Company’s financial year end date from 30 June to 31 December to synchronise reporting with existing management processes that use calendar year planning and simplify communications with shareholders.

As a result of the change, the Company will now hold its annual general meeting prior to 31 May in each calendar year. At this AGM, we will provide an opportunity for shareholders to consider the following:

▪	the Company’s financial report and related documents;
▪	ratification of appointment of Company auditor;
▪	re-election of Director;
▪	amendment of the Company’s Constitution; and
▪	amendment of the Company’s 2014 Omnibus Equity Incentive Plan.

Details of these items are contained in the enclosed Notice of Meeting.

A proxy form accompanies the enclosed Notice of Meeting. If you are able to attend the AGM, please bring the proxy form with you. Registration will be available from 2:30 p.m. (CST). If you are unable to attend, I encourage you to appoint a proxy to vote on the resolutions contained in the Notice of Meeting on your behalf, by completing and returning the enclosed proxy form. Details of how to submit the proxy form are included with the form.

Please note that a person intending to vote at the AGM on shares held in the name of a Company must bring an authority to the AGM, signed by the Company in favour of the person attending.

I look forward to hearing from you at our AGM.

Yours sincerely,
Alan Bell
Chairman

NOTICE OF ANNUAL GENERAL MEETING
Parnell Pharmaceuticals Holdings Ltd
ACN 137 904 413

NOTICE IS HEREBY GIVEN that an annual general meeting (AGM) of shareholders (Shareholders) of Parnell Pharmaceuticals Holdings Ltd (Company) will be held by telephone conference (dial-in details above), on 21 April 2015 at 3:00 p.m. (CST) (22 April 2015 at 6:00 a.m. (AEST)). Shareholders are also welcome to attend in person at 7015 College Boulevard, Level 6, Overland Park, Kansas.

This Notice of AGM is accompanied by an Explanatory Memorandum that contains an explanation of, and information regarding, the resolutions to be considered at the AGM. The Explanatory Memorandum forms part of this Notice of AGM.

AGENDA

Ordinary business

1.	Receipt of the Company's Financial Report

To receive and consider the financial report of the Company and its controlled entities and the reports of the directors and auditors for the year ended 31 December 2014.

2.	Ratification of Appointment of Company Auditor

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That the appointment of PricewaterhouseCoopers, Chartered Accountants, as auditor of the Company be ratified.’

3.	Re-election of Director

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

‘That Mr Thomas E. Duley, being a director who was appointed by the directors on 9 December 2014 in accordance with clause 12.2 of the Company’s Constitution, being eligible, offers himself for re-election, be re-elected as a director of the Company.’

Special business

4.	Amendment of Company Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That for the purposes of section 136 of the Corporations Act 2001 and for all other purposes, the constitution of the Company be amended as set out in the Explanatory Memorandum attached to this notice.’

5.	Amendment of 2014 Omnibus Equity Incentive Plan

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That Amendment No. 1 to the Company’s 2014 Omnibus Equity Incentive Plan (the “Plan”), a copy of which is enclosed with this Notice of AGM (the “Plan Amendment”), be adopted for the purpose of increasing the number of ordinary shares available for issuance under the Plan from 1,500,000 to 3,000,000.’

(Note: an explanation of the proposed resolution is attached in the Explanatory Memorandum)

Further information about each item of business is set out in the Explanatory Memorandum to this Notice of AGM.

By order of the Board.

Alan Bell
Chairman
Sydney, 24 March 2015

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is an explanation of, and contains information about, the Resolutions to be considered at the AGM. It is given to shareholders of the Company to help them determine how to vote on the resolutions. It has been prepared in connection with the Notice of AGM.

This Explanatory Memorandum does not constitute financial product advice and does not constitute an offer to sell, or an offer to buy, securities in Australia, the United States or any other jurisdiction.

The purpose of the AGM is to consider the following business.

ITEM 1 – FINANCIAL REPORT

On 8 December 2014, the Board of Directors authorized a change in fiscal year (from 30 June year-end to 31 December year-end) to synchronise fiscal and financial reporting with existing management processes that use calendar year planning and simplify communications with shareholders.

On February 27, 2015, the Company filed with the US Securities and Exchange Commission a transition report on Form 20-F for the six-month transition period of 1 July through 31 December 2014. For a comparison of our operating results for the six-month transition period to the same six-month period ended 31 December 2013, we have presented unaudited numbers for the period of 1 July 2013 to 31 December 2013.

The Australian Corporations Act 2001 (Cth) (Corporations Act) requires

▪	the reports of the directors and auditors; and
▪	the financial report, including the financial statements of the Company for the period to 31 December 2014,

to be laid before the AGM.

Neither the Corporations Act nor the Company’s Constitution requires a vote of Shareholders on the reports or statements. However, Shareholders will be given ample opportunity to raise questions or comments on the reports and statements at the meeting.

ITEM 2 – RATIFICATION OF APPOINTMENT OF COMPANY AUDITOR

PricewaterhouseCoopers have been the Company’s auditors since 2010.

This resolution is put to shareholders to ratify the resolution passed at the Company’s 2014 annual general meeting that enabled the re-appointment of PricewaterhouseCoopers to hold office.

Directors’ Recommendation

The Directors unanimously recommend that shareholders vote in favour of the resolution

ITEM 3 – RE-ELECTION OF DIRECTOR

Item 3 seeks approval for the re-election of Mr Thomas E. Duley as a director of the Company. The Board appointed Mr Duley as an independent director on 9 December 2014.

Mr Duley, being eligible, and in accordance with good corporate governance practice, offers himself for re-election. If resolution 4 (Amendment of Company Constitution) is approved by shareholders, going forward the Company will proceed with the re-election process by class as described under the proposed rule 12.13 of the amended constitution.

Mr Thomas E. Duley

Thomas E. Duley is a partner in the Silicon Valley Corporate Practice Group office of King & Spalding LLP where he advises companies in the Life Science industry on transactions involving their technology and products, including strategic partnering, licensing and commercial agreements and intellectual property.  Prior, he was Senior Corporate Counsel for PDL BioPharma, Inc., a fully integrated biopharmaceutical company. Mr Duley currently serves as an Adjunct Professor at U.C. Hastings College of Law. He obtained a Juris Doctor degree from University California, Davis, and M.Arch. and B.A. degrees from University of California, Los Angeles.

It is proposed that Mr Duley will continue to serve as a member of the Compensation Committee, the Audit Committee and the Nominating Committee.

Directors’ Recommendation

The Directors (other than Mr Thomas E. Duley) unanimously recommend that shareholders vote in favour of the resolution.

ITEM 4 – AMENDMENT OF COMPANY CONSTITUTION

Shareholder approval is sought for the amendment of the Constitution of the Company. If the special resolution seeking this approval is passed, the amendments will be effective immediately following the Annual General Meeting.

The Board believes that the Constitution of the Company should be brought up to date with the current provisions of the Corporations Act, the NASDAQ Listing Rules and general best practice corporate governance principles and the following amendments are recommended to achieve this aim. To assist shareholders, an extract of the proposed amendments is attached as Exhibit 99.2 and is incorporated herein by reference, and a marked version of the full Constitution illustrating each proposed amendment is available on the company’s website http://investors.parnell.com. If you require a hard copy of the marked version of the Constitution, please write to the Company Secretary at the address below and a copy will be sent to your specified address:

Company Secretary
Parnell Pharmaceuticals Holding Ltd
Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

The table below highlights and explains the proposed amendments to the provisions in the Constitution.

Rule	Amendments	Comments
3.11	Delete rule 3.11	Deletion of rule 3.11 to ensure consistency with rule 3.6 in relation to the participation of Directors (and their associates) in any securities issue by the Company.
8.1	Amendment regarding the business of the annual general meeting
This amendment inserts an outline of the business to be considered at each annual general meeting. This will assist in safeguarding the annual general meeting process to ensure that meetings are executed in line with modern corporate governance principles.

8.2(c)	Addition relating to Notice of General meeting
This amendment requires that notice of general meetings will incorporate specific information based on US guidelines. This will ensure proper notice is provided in line with the relevant corporate governance guidelines and principles.

New rule 8.3	Insert rule relating to ‘omission to give notice’	This will ensure that proceedings at meetings are not rendered invalid due to a technical failure to give notice.
11.4	Amendment to the appointment of proxies
This amendment will allow the appointment of more than 2 proxies. This will enable a beneficial owner of shares held in a street name to arrange with his broker for the beneficial owner to attend, speak and vote in respect of that owner’s shares.

11.4(b)	Insert rule relating to appointment of proxies	This ensures that where a proxy appoints a person as proxy and failing them, another person, it will be regarded as appointment of one proxy and not 2 proxies.
12.3	Delete restrictions on director remuneration
This removes restrictions which are not usual in US companies and which are only common for Australian corporations because companies listed on the Australian Stock Exchange must have them.  Directors remuneration will now be set by the Board.

New rule 12.10	Insert rule regarding alternate directors
This introduces the ability of a director to appoint an alternate director and related procedure/responsibilities. Given the expansion of the size of the Board this is viewed as useful to ensure full attendance at board meetings. It is a usual and common provision in the constitutions of Australian companies.

New rules 12.11 and 12.12	Insert rule 12.11 and 12.12 relating to retirement of directors
This introduces a regime of retirement of directors by rotation (every 3 years) unless otherwise determined by a resolution of the Company. This is common practice among Australian companies to ensure efficient board renewal, good corporate governance and to ensure the interests of the Company are always upheld. Shareholders should note that the Australian Corporations Act allows shareholders in general meeting to remove directors at any time by simple majority vote.

New rule 12.13	Insert rule 12.13 relating to re-election of retired directors.
This provides that a director who retires (pursuant to the new rules 12.11 and 12.12 above) is eligible for election or re-election for the board on certain conditions. This is common practice among companies to ensure efficient board renewal, good corporate governance and to ensure the interests of the Company are always upheld.

New rule 12.14	Insert new rule 12.14 relating to vacation of office.
This provides that the office of a director will be automatically vacated in certain circumstances, e.g. if the director is insolvent, of unsound mind or fails to attend meetings for continuous period. This is to ensure there are provisions in the constitution to safeguard the company from directors who may become unable to perform their duties adequately.

Rule	Amendments	Comments
13	Deleted clause 13	Deleted for formatting purposes (this clause was previously left blank intentionally).
13.1 (formerly14.1)	Amendment to the timing of notice for director nominations	This amends the notice period for nomination of a director at any general meeting to at least 45 business days rather than the current 10 business days to align with standard US market practice.
16.1 (formerly17.1)	Amendment to the quorum requirement to ‘a majority of the board’
The current quorum is 2 directors. This amendment changes the quorum requirement to ‘a majority of the board’ to ensure compliance with standard US market practice. Another reason for this change is that the board has expanded to several members and a quorum of 2 directors is a smaller than desired proportion of all directors.

16.2 (formerly 17.2)	Amendment regarding meeting of directors by telephone or other means of technology
This amendment expands the manner in which directors’ meetings can be held to include meeting by audio-visual linkup or any instantaneous communications medium (where directors have resolved to that effect) without affecting the validity of the meeting. This amendment proposes that only a ‘resolution’ of directors is required (rather than unanimous consent as required by section 248D of the Australian Corporations Act) and reflects that the directors reside in different jurisdictions and the increasing use of modern forms of technology.

New rule 16.3	Insert new rule 16.3 relating to notice of a meeting of directors
This amendment provides further clarity on the procedure for providing notice of a meeting of directors. This ensures that a meeting of directors is not invalidated due to a technical irregularity including non-receipt of notice by the applicable director. The introduction of this rule also renders rule 16.1(c) unnecessary, and it has therefore been deleted.

Reasons for approval

Under section 136 of the Corporations Act, a Company must have member approval by a special resolution to modify or repeal its constitution. Accordingly, Resolution 4 seeks member approval to adopt the amendments to the constitution specified above.

Directors’ Recommendation

The Directors unanimously recommend that shareholders approve the amendments to the Constitution and vote in favour of the resolution.

ITEM 5 - AMENDMENT OF 2014 OMNIBUS EQUITY INCENTIVE PLAN

Item 5 seeks approval of the Plan Amendment for the purpose of increasing the number of ordinary shares available for issuance under the Plan from 1,500,000 to 3,000,000.  The Compensation Committee of the Company’s Board of Directors believes that having 3,000,000 ordinary shares available under the Plan will enable the Compensation Committee to use the Plan effectively over the next few years to achieve its objectives of attracting and retaining talented management and other personnel, motivating Plan participants with growth-related incentives to achieve the Company’s long-range goals, and aligning Plan participants’ interests with those of shareholders.

The Plan Amendment also amends the provision of the Plan that limits the number of ordinary shares issuable pursuant to incentive stock options (as used in Section 422 of the US Internal Revenue Code).  The number of ordinary shares issuable as incentive stock options is also being increased to 3,000,000 shares.

A copy of the Plan Amendment is attached as Exhibit 99.3 and is incorporate herein by reference.

Reasons for approval

Under NASDAQ Rule 5635, a listed issuer must receive shareholder approval of any material amendment to an equity compensation plan. Accordingly, Resolution 5 seeks shareholder approval to adopt the Plan Amendment.

Directors’ Recommendation

The Directors unanimously recommend that shareholders approve the Plan Amendment and vote in favour of the resolution.

VOTING INSTRUCTIONS

Voting instructions are set out in the notes to this Notice of AGM. To ensure that the AGM proceeds efficiently, you are strongly urged to complete the enclosed proxy form (Proxy Form) and return it by the date and time specified in the notes to this Notice of AGM to:

Company Secretary
Parnell Pharmaceuticals Holding Ltd
Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

or the Proxy Form may be emailed: brad.mccarthy@parnell.com or faxed: +61 2 9667 4139

The directors of the Company unanimously recommend that shareholders approve the resolutions and encourage eligible shareholders to vote in favour of the resolutions. The Chairman of the AGM intends to vote undirected proxies for which he is the proxy holder in favour of the resolutions.

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

1.	VOTING ELIGIBILITY AND VOTING IN PERSON

Shareholders entered on the register of members of the Company as at 5:00 p.m. on 4 March 2015 will be entitled to attend and vote at the AGM. To vote in person, attend the AGM at the time, date and place set out in the Notice of AGM.

Please note that, if you hold your shares in “street name” through a broker, bank, or other nominee, you must direct the institution that holds your shares to vote them; you are not entitled to vote directly unless the institution holding your shares provides you a proxy issued in your name authorizing you to vote the shares at the AGM.  Your broker, bank, or nominee will provide instructions on how to instruct them to vote your shares.

2.	PROXY INSTRUCTIONS

A shareholder entitled to attend and vote at the AGM is entitled to appoint up to two (where the shareholder has more than two votes that can be cast at the AGM) individuals or bodies corporate to act as proxies to attend and vote on the shareholder’s behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific portion of the shareholder’s voting rights. If the appointment does not specify the proportion or number of votes that each proxy may exercise, each proxy may exercise half of the votes.

A proxy may, but need not, be a shareholder of the Company.

A shareholder that is a body corporate or corporation, or which has been appointed as a proxy, is entitled to appoint any individual to act as its representative at the AGM. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act 2001 (Cth). The representative should bring to the AGM a properly executed letter or other document confirming its authority to act as the shareholder’s corporate representative.

A Proxy Form accompanies this Notice of AGM. The Proxy Form is an integral part of this Notice of AGM and both documents should be read together.

Completed Proxy Forms (and a certified copy of the power of attorney or other instruments or authorities, if any, under which each Proxy Form was signed) should be delivered to the Company by:

♦	mailing them to the Company Secretary at Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015; or
♦	emailing them to the Company Secretary at brad.mccarthy@parnell.com; or
♦	faxing them to the Company Secretary on +61 2 9667 4139.

The Proxy Form must be signed by the shareholder or his/her attorney duly authorised in writing. In the case of shares jointly held by two or more persons, all joint-holders must sign the Proxy Form.

To be effective, Proxy Forms must be received by no later than 4:00 p.m. (AEST) on 21 April 2015. Proxy Forms received after this time will be invalid.

3.	NO OTHER MATERIAL INFORMATION

Other than as set out in this Notice of AGM, there is no other information that is known to the Company’s directors which may reasonably be expected to be material to the making of a decision by shareholders whether or not to vote in favour of the proposed resolutions.

4.	WHO MAY ATTEND

All record and beneficial shareholders of the Company and their duly appointed proxies and representatives may attend the meeting in person or telephonically.  Any other person may attend the meeting in person or telephonically only at the invitation of the Company.

5.	FURTHER INFORMATION

For more information on the AGM, please contact the Company’s Chief Financial Officer, Brad McCarthy by telephone +61 2 8338 2832 or email brad.mccarthy@parnell.com.

APPOINTMENT OF PROXY
I/We
being a member/s of the Company entitled to attend and vote at the Annual General Meeting of the Company to be held via teleconference on 21 April 2015 at 3:00pm (CST), 22 April 2015 at 6:00 a.m. (AEST), hereby appoint:
Appoint
Name of proxy
or failing the person so named or, if no person is named, the Chairman of the Meeting, or the Chairman’s nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Meeting and at any adjournment thereof. If no directions are given, the Chairman intends to vote proxies for which he is the proxy holder in favour of each resolution.

Items of Business

FOR	AGAINST	ABSTAIN
Item 2	Ratification of Appointment of Company Auditor	☐	☐	☐
Item 3	Re-election of Mr Thomas E. Duley as a Director of the Company	☐	☐	☐
Item 4	Amend the Constitution of the Company	☐	☐	☐
Item 5	Amend the Company’s 2014 Omnibus Equity Incentive Plan	☐	☐	☐

OR

If you do not wish to direct your proxy how to vote, please place a mark in this box	☐

Signature of Securityholder(s)

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

___________/_______________/ 2015
Contact Name	Contact Daytime Telephone	Date